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                 July 21, 2021

       Shai Lustgarten
       Chief Executive Officer
       OMNIQ Corp.
       1865 West 2100 South
       Salt Lake City, UT 84119

                                                        Re: OMNIQ Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 19, 2021
                                                            File No. 333-258020

       Dear Mr. Lustgarten:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Arthur S. Marcus, Esq.